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                            December 8, 2021

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
24, 2021
                                                            CIK 0001868395

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 15, 2021 letter

       Amendment No. 2 to the Draft Registration Statement on Form F-1

       Cover Page

   1. We note your revisions in response to prior comment 1. Please revise to clarify whether the cash transfers in
the form of intercompany loans during the years ended December 31,
                                                        2019 and 2020, and the
six months ended June 30, 2021, were to and/or from your PRC subsidiaries.
 Shaofang Weng
Planet Image International Ltd
December 8, 2021
Page 2
Risk Factors
Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by
Nasdaq..., page 25

2. Please update your disclosure to discuss that the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign
      Companies Accountable Act on December 2, 2021.
       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameShaofang Weng
                                                           Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                           Office of Energy &
Transportation
December 8, 2021 Page 2
cc:       Cindy Li, Esq.
FirstName LastName